August 18, 2021

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Boxabl Inc.

Amendment No. 6 to Offering Statement on Form 1-A

Filed on August 18, 2021

File No. 024-11419

Dear Mr. Parker:

We are including with the sixth amendment to the offering statement filed on Form 1-A of Boxabl Inc. (the “Company”) this correspondence to identify the changes made from the last filing. These changes include:

1.Clarification of fees earned by OpenDeal Broker LLC on the cover page in response to comments received from FINRA.

2.Clarification of fees earned by OpenDeal Broker LLC, and representation regarding lock-up of the securities commission on page 16 of the offering circular in response to comments received from FINRA.

3.Clarification regarding the fee earned by Dalmore Group LLP from sales conducted through StartEngine Primary LLC on page 17 of the offering circular in response to comments received from FINRA.

4.Clarification regarding release of funds by the Escrow Agent when the Company has reached its minimum investment aggregated across all three distribution channels in response to comments received from FINRA.

5.Replacing Exhibit 6.3 with an Amended and Restated Agreement with OpenDeal Broker LLC in response to comments received from FINRA.

6.Inclusion of an updated auditor consent.

The Company would appreciate a prompt review of its sixth amendment to its offering statement on Form 1-A. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Paolo Tiramani

Chief Executive Officer

Boxabl Inc.